UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 1, 2014

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Second Quarter 2014 Results”, dated August 1, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 1, 2014	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Second Quarter 2014 Results

Results reflect continued progress in rebalancing the company

1 August 2014

Smith & Nephew plc (LSE: SN, NYSE: SNN) results for the second quarter ended 28 June 2014.

	3 months to			6 months to
	28 June	29 June	Underlying	28 June	29 June	Underlying
	2014	2013	Growth	2014	2013	Growth
	$m	$m	%	$m	$m	%
Trading results[1]
Revenue	1,147	1,074	3	2,220	2,149	2
Divisional revenue
Advanced Surgical Devices global	810	741	4	1,568	1,501	3
Advanced Wound Management global	337	333	0	652	648	0
Trading profit	255	232	6	484	473	0
Trading profit margin (%)	22.3	21.6		21.8	22.0
EPSA (cents)	20.4	18.0		38.1	36.5
Reported results
Revenue	1,147	1,074		2,220	2,149
Operating profit	134	188		363	395
EPS (cents)	10.0	14.3		26.8	30.1

 Second quarter highlights1

•	Revenue was $1,147 million, up 3% underlying and 7% on a reported basis

•	Trading profit was $255 million, up 6% underlying and 10% on a reported basis

•	Trading profit margin of 22.3%, up 70bps

•	EPSA 20.4¢, up 13%

•	Good quarter performance led by Sports Medicine Joint Repair, Trauma & Extremities and Orthopaedic Reconstruction, with growth rates significantly ahead of previous quarter

•	Advanced Wound Management revenue growth flat; 2014 outlook guidance updated

•	Emerging & International Markets revenue growth remains strong, up 17%

•	ArthroCare Corporation acquisition completed

•	Interim dividend of 11.0¢ per share (2013: 10.4¢)

Commenting on Q2, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“We have delivered a good increase in revenues and trading profit, resulting in a 13% uplift in EPSA. We believe this strong performance reflects the execution of our strategy to rebalance the business towards higher growth markets. In particular, we drove good growth in Sports Medicine Joint Repair and our investment in Emerging & International Markets has delivered a 17% increase in revenues. In Orthopaedic Reconstruction we saw an improved performance led by both US knees and hips.

“We also completed the ArthroCare acquisition in the period. I am very excited by the prospects for our expanded Sports Medicine business.

“With half of our revenues now coming from higher growth markets, and a more focused structure, we are well placed to take advantage of the many further opportunities we see.”

News

Analyst conference call

An analyst presentation and conference call to discuss Smith & Nephew’s second quarter results will be held at 9.00am BST/4.00am EST today, Friday 1 August. This can be watched live via webcast on the Smith & Nephew website at www.smith-nephew.com/results and will be available on the site archive shortly afterwards. For those who wish to dial in to the call, a listen-only service is available by calling +44 (0) 20 3427 1905 in the UK or +1 212 444 0896 in the US (passcode 1639508). If you would like to participate in the Q&A please dial +44 (0) 20 3140 8286 in the UK or +1 646 254 3388 in the US (passcode 1639508).

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Deborah Scott / Matthew Cole	+44 (0) 20 3727 1000
FTI Strategic Communications

Notes

1	Certain items included in ‘Trading results’, such as trading profit, trading profit margin, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS.
2	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2013 period.
3	All numbers given are for the quarter ended 28 June 2014 unless stated otherwise.
4	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.
5	Q2 2014 comprised 63 trading days (2013: 64 trading days).

Second Quarter Trading results

Our second quarter revenue was $1,147 million, an increase of 3% on an underlying basis and 7% on a reported basis (2013: $1,074 million). Foreign exchange and acquisitions added 1% and 3% respectively to the reported growth rate. There was one less trading day to the comparator quarter in 2013, which decreased underlying revenue growth by an estimated 1%.

Our recent areas of focused investment - Sports Medicine Joint Repair, Hip and Knee Implants, Advanced Wound Bioactives and the emerging markets - all performed strongly in the quarter.

We completed the acquisition of ArthroCare on 29 May 2014, further strengthening our Sports Medicine business. The second quarter results include the benefit of one month of trading from ArthroCare, with the business performing in-line with our expectations. Underlying growth rates have been adjusted to show like-for-like year-on-year performance as per our accounting policy for acquisitions and disposals.

Group revenue from our Established Markets was up 1%. Within this, revenue in the US was up 4% and down -3% in our Other Established Markets.

We again produced good revenue growth in the Emerging & International Markets, up 17% in the quarter. We performed strongly across a number of our focus markets, including China, India, South Africa and the Middle East.

Trading profit was $255 million (2013: $232 million), up 6% underlying and 10% on a reported basis. The trading profit margin was 22.3% (2013: 21.6%), up 70bps. The reported operating profit of $134 million (2013: $188 million) reflects acquisition costs largely relating to ArthroCare, as well as restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items incurred in the quarter (see note 8 to the Interim Financial Statements).

The estimated tax rate for the full year is 28.0% on Trading results. In the last two years we have reduced our full year tax rate by approximately 200bps. As a result of a number of operational and structural changes to the business we expect to reduce the effective tax rate by a further 150 to 200bps over the next two years, absent any changes to tax legislation.

Adjusted earnings per share was 20.4¢ (102.0¢ per American Depositary Share, ‘ADS’) compared to 18.0¢ last year. Basic earnings per share was 10.0¢ (50.0¢ per ADS) (2013: 14.3¢).

Trading cash flow (defined as cash generated from operating activities less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $179 million in the quarter. The trading profit to cash conversion ratio was 70%.

The net interest charge for the period was $4 million. Net debt was $1,911 million, up from $216 million at the end of Q1 2014, following the closing of the ArthroCare acquisition.

The interim dividend is set by a formula and is equivalent to 40% of the total dividend for the previous year. The Board is therefore pleased to confirm that the interim dividend for the first half of 2014 is 11.0¢ per share (55.0¢ per ADS), compared with 10.4¢ last year. This will be paid on 11 November 2014 to shareholders on the register at the close of business on 24 October 2014.

Strategic Priorities

It is now three years since we set out our Strategic Priorities. These have guided our actions to make Smith & Nephew stronger and more efficient.

•	In Established Markets we are transforming our organisation through focused investment and greater efficiency. During the quarter we started streamlining our European business model by moving to a single General Manager for each country under a new Head of Europe.

•	In Emerging & International Markets we have built an entrepreneurial business resourced to maximise growth opportunities by delivering both premium and mid-tier products to more customers. In the first half of this year 14% of our revenue came from these markets, up from 8% in 2010. We expect this momentum to continue in the second half and beyond as we deliver more products and benefit from our organic investments and acquisitions.

•	We innovate for value, delivering products that have improved patient outcomes and access, whilst reducing the economic burden on healthcare systems. We have a strong new product pipeline, with a number of releases planned for the second half of 2014, especially in Trauma & Extremities and Sports Medicine. We have also driven innovation into our business models, seeking new ways to serve our customers.

•	By simplifying and improving our operating model we are increasing our agility and efficiency. In 2011 we announced a programme to generate annual savings of $150 million. By 28 June 2014 we had achieved annualised savings of almost $140 million. As announced last quarter, we are commencing a further programme to realise at least another $120 million, ensuring we maintain the ability to invest in our growth opportunities.

•	We are supplementing our organic growth through acquisitions. Healthpoint Biotherapeutics gave us a leading position in Advanced Wound Bioactives, the fastest growing segment of Advanced Wound Management. ArthroCare, completed this quarter, has strengthened our Sports Medicine business. Its technology and products will significantly enhance our portfolio, and we will use our global presence to drive substantial new growth.

Advanced Surgical Devices global (‘ASD’)

ASD delivered revenue of $810 million in the quarter, up 4% underlying (2013: $741 million).

Revenue growth in the US was up 4%, and flat in our Other Established Markets. Our Emerging & International Markets business continues to deliver strong results, with revenue growth up 19%. The like-for-like pricing pressure in the quarter remained unchanged across our markets.

Trading profit for the quarter was $191 million (2013: $170 million). The trading profit margin of 23.7% (2013: 22.9%) reflects the benefits of our efficiency programmes offset by continued investment in the roll-out of new products.

In our Knee Implant franchise revenue was up 2% in the quarter, in-line with the market growth rate. In the US, knee revenue was up 4%, ahead of the market. This performance reflects a better quarter for our core knees plus strong demand for the JOURNEYà II Total Knee System. During the period we announced an agreement to make robotic surgical navigation available to surgeons implanting the JOURNEY UNIà partial knee, enhancing placement and balancing of the implant.

We grew revenue in our global Hip Implant franchise by 3% in the quarter, an improvement from Q1 when our revenue was flat. The Q2 market growth rate was 2%. In the US our hip revenue was up 3%. We benefitted from our recent marketing initiatives for VERILASTà hips and our new revision portfolio also continued to perform strongly. Worldwide sales of the BIRMINGHAM HIPà Resurfacing System are stable and now negligible in a Group context.

We have been investing in an innovative commercial solution for Orthopaedic Reconstruction that fulfils the unmet needs of customers searching for a different value proposition. Called Syncera, it offers customers two of our clinically proven primary hip and knee implants combined with cutting-edge technology that streamlines the supply chain and logistics and enables technical support in the operating room. This new model has the potential to generate significant savings for the customer. Following very positive feedback, we expect to start shipping the first product shortly.

Our Sports Medicine Joint Repair franchise delivered 9% revenue growth. The quarter includes one month’s trading from ArthroCare. Its shoulder anchor portfolio strongly complements our strength in knee repair, forming an extensive, integrated portfolio.

In Arthroscopic Enabling Technologies revenue declined by -1%, as expected, and in-line with previous quarters. This franchise now includes the latest generation of ArthroCare’s radio frequency Coblationà technology and we are confident in our ability to grow this business. In the quarter we introduced the DYONICSà PULSE Wireless Image Solution for the management of surgical procedure data.

In our Trauma & Extremities franchise we delivered revenue growth up 7%, a stronger performance than Q1 when revenue fell -1%. We secured a major Trauma tender win in the Middle East. We continue to strengthen our Extremities portfolio, announcing our entry into the forefoot market after the quarter end with the launch of the HAT-TRICKà Lesser Toe Repair System.

Our Other ASD segment includes ArthroCare’s Ear, Nose & Throat (‘ENT’) and our Gynaecology businesses. We grew revenue in this segment by 18% in the quarter.

Advanced Wound Management global (‘AWM’)

AWM revenue was flat in the second quarter at $337 million (2013: $333 million) against an estimated global market growth rate of 2%.

Our revenue growth was up 7% in the US and down -8% in the Other Established Markets. We delivered 13% revenue growth in the Emerging & International Markets.

Trading profit was $64 million (2013: $62 million), resulting in a trading profit margin of 18.8% (2013: 18.7%). As with the first quarter, the trading profit margin partly reflects the slower revenue growth in the period, as well as the continued investment in the HP-802 phase III trials.

In Advanced Wound Care revenue was down -8%, partly due to our execution, which the new management team is addressing, and partly due to some further de-stocking in our wholesale channel, as guided to last quarter. We launched ALLEVYNà Life in Japan during the quarter.

In Advanced Wound Devices we grew revenue by 1%. This performance mainly reflects the continued competitive pressures in traditional canister-based Negative Pressure Wound Therapy (‘NPWT’) in Europe. We launched our single-use, canister-free PICOà system in Japan in the quarter.

As previously disclosed, at the end of the period we were required to initiate a distribution hold in the US on our RENASYSà traditional NPWT system. New regulatory clearances are required by the FDA in respect of certain design enhancements. We are working with the FDA to obtain these. Assuming this process takes the rest of the year, we anticipate that revenue for 2014 will be approximately $30 million below our previous expectations, with the majority impacting profit. Additionally, we have taken a $25 million provision in the second quarter for related costs. We intend keeping the sales infrastructure in place and refocusing it on other products, such as PICO, which is not affected. RENASYS remains available outside of the US.

In Advanced Wound Bioactives we delivered revenue growth of 21%. SANTYLà benefitted from volume growth as well as some distributor stocking ahead of an inflation-linked price rise. This pull-forward will be reflected in next quarter’s headline revenue growth. REGRANEXà Gel continued to build momentum following its re-launch earlier this year. Overall Advanced Wound Bioactives remains on track to meet our 2014 guidance of mid-teens revenue growth.

Outlook

We anticipate that the prevailing market conditions seen in the first half of 2014 will continue throughout the rest of the year. We expect the Established Markets to be broadly stable with some signs of improvement, and the increasingly important Emerging & International Markets to continue to offer good opportunities for stronger growth.

Against this backdrop, we remain confident in our overall Group outlook for the full year. Within this, in terms of revenue growth by franchise, we expect Orthopaedic Reconstruction to grow at close to the market rate; Trauma & Extremities to grow at the market rate and Sports Medicine to grow at above the market rate. We now expect Advanced Wound Management to grow below the market rate for the full year.

In terms of trading profit margin, we continue to expect to exceed our 2013 performance. We are working to offset the impact of the distribution hold on US traditional NPWT through actions in US Advanced Wound Management and our efficiency programmes.

With half of our revenues now coming from higher growth markets, and a more focused structure, we are well placed to take advantage of the many further opportunities we see.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

2014 QUARTER TWO AND HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the three months and six months to 28 June 2014

3 Months	3 Months			6 Months	6 Months
2013	2014			2014	2013
$m	$m		Notes	$m	$m
1,074	1,147	Revenue	2	2,220	2,149
(278)	(288)	Cost of goods sold		(556)	(547)

796	859	Gross profit		1,664	1,602
(550)	(661)	Selling, general and administrative expenses		(1,181)	(1,097)
(58)	(64)	Research and development expenses		(120)	(110)

188	134	Operating profit	8	363	395
4	4	Interest receivable		7	7
(3)	(8)	Interest payable		(14)	(5)
(2)	(2)	Other finance costs		(5)	(4)
1	—	Share of (loss)/profit from associates		(2)	(1)

188	128	Profit before taxation		349	392
(59)	(39)	Taxation	3	(110)	(120)

129	89	Attributable profit A		239	272

		Earnings per share A
14.3 ¢	10.0 ¢	Basic	8	26.8 ¢	30.1 ¢
14.2 ¢	9.9 ¢	Diluted		26.6 ¢	29.9 ¢

Unaudited Group Statement of Comprehensive Income for the three months and six months to 28 June 2014

3 Months	3 Months		6 Months	6 Months
2013	2014		2014	2013
$m	$m		$m	$m
129	89	Attributable profit A	239	272
		Other comprehensive income
		Items that will not be reclassified to income statement
45	2	Actuarial (losses)/gains on retirement benefit obligations	(8)	25
(18)	4	Taxation on other comprehensive income	7	(16)

27	6	Total items that will not be reclassified to income statement	(1)	9

		Items that are or may be reclassified to income statement
(15)	11	Exchange differences on translation of foreign operations	16	(93)
7	(2)	Net (losses)/gains on cash flow hedges	(4)	7

(8)	9	Total items that are or may be reclassified to income statement	12	(86)

19	15	Other comprehensive income for the period, net of tax	11	(77)

148	104	Total comprehensive income for the period A	250	195

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 28 June 2014

		28 June	31 Dec	29 June
		2014	2013	2013
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		893	816	761
Goodwill		2,070	1,256	1,159
Intangible assets		1,868	1,054	1,029
Investments		2	2	2
Loans to associates		184	178	173
Investment in associates		109	107	107
Retirement benefit assets		—	5	—
Deferred tax assets		84	145	141

		5,210	3,563	3,372

Current assets
Inventories		1,185	1,006	933
Trade and other receivables		1,207	1,113	1,046
Cash at bank	6	140	137	101

		2,532	2,256	2,080

TOTAL ASSETS		7,742	5,819	5,452

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		184	184	193
Share premium		559	535	512
Capital redemption reserve		10	10	1
Treasury shares		(320)	(322)	(718)
Other reserves		132	120	35
Retained earnings		3,590	3,520	3,872

Total equity		4,155	4,047	3,895

Non-current liabilities
Long-term borrowings	6	1,986	347	335
Retirement benefit obligations		190	230	225
Trade and other payables		23	7	—
Provisions		71	65	56
Deferred tax liabilities		169	50	51

		2,439	699	667

Current liabilities
Bank overdrafts and loans	6	65	44	46
Trade and other payables		806	785	636
Provisions		112	60	66
Current tax payable		165	184	142

		1,148	1,073	890

Total liabilities		3,587	1,772	1,557

TOTAL EQUITY AND LIABILITIES		7,742	5,819	5,452

Unaudited Condensed Group Cash Flow Statement for the three months and six months to 28 June 2014

3 Months	3 Months		6 Months	6 Months
2013	2014		2014	2013
$m	$m		$m	$m
		Cash flows from operating activities
188	128	Profit before taxation	349	392
(1)	4	Net interest payable/(receivable)	7	(2)
92	101	Depreciation, amortisation and impairment	194	182
(1)	—	Share of loss/(profit) from associates	2	1
1	—	Dividends received from associate	—	1
8	7	Share-based payment expense	16	17
—	—	Pension past service cost adjustment	(35)	—
(31)	12	Movement in working capital and provisions	(152)	(89)

256	252	Cash generated from operating activities B	381	502
(2)	(3)	Net interest and finance costs paid	(12)	(3)
(99)	(107)	Income taxes paid	(136)	(152)

155	142	Net cash inflow from operating activities	233	347

		Cash flows from investing activities
—	(1,572)	Acquisitions, net of cash acquired	(1,572)	—
7	—	Cash received on disposal of associate	—	7
(86)	(96)	Capital expenditure	(161)	(141)

(79)	(1,668)	Net cash used in investing activities	(1,733)	(134)

76	(1,526)	Net cash (outflow)/inflow before financing activities	(1,500)	213

		Cash flows from financing activities
9	12	Proceeds from issue of ordinary share capital	24	25
—	—	Proceeds from own shares	—	1
(77)	(30)	Purchase of own shares	(31)	(80)
(146)	(152)	Equity dividends paid	(152)	(146)
122	1,677	Cash movements in borrowings	1,663	(84)
—	1	Settlement of currency swaps	2	1

(92)	1,508	Net cash from/(used) in financing activities	1,506	(283)

(16)	(18)	Net increase/(decrease) in cash and cash equivalents	6	(70)
111	150	Cash and cash equivalents at beginning of period	126	167
(3)	—	Exchange adjustments	—	(5)

92	132	Cash and cash equivalents at end of period C	132	92

B	Including cash outflows in the six month period to 28 June 2014 of $23 million (2013: $31 million) relating to restructuring and rationalisation costs and $14 million (2013: $13 million) to acquisition related costs.

Including cash outflows in the three month period to 28 June 2014 of $14 million (2013: $16 million) relating to restructuring and rationalisation costs and $9 million (2013: $1 million) to acquisition related costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $8 million (29 June 2013: $9 million, 31 December 2013: $11 million).

Unaudited Group Statement of Changes in Equity for the six months to 28 June 2014

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2014 (audited)	184	535	10	(322)	120	3,520	4,047
Total comprehensive income A	—	—	—	—	12	238	250
Purchase of own shares	—	—	—	(31)	—	—	(31)
Equity dividends paid	—	—	—	—	—	(152)	(152)
Share-based payments recognised	—	—	—	—	—	16	16
Deferred taxation on share-based payments	—	—	—	—	—	1	1
Cost of shares transferred to beneficiaries	—	—	—	10	—	(10)	—
Cancellation of treasury shares	—	—	—	23	—	(23)	—
Issue of ordinary share capital	—	24	—	—	—	—	24

At 28 June 2014	184	559	10	(320)	132	3,590	4,155

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2013 (audited)	193	488	—	(735)	121	3,817	3,884
Total comprehensive income A	—	—	—	—	(86)	281	195
Purchase of own shares	—	—	—	(80)	—	—	(80)
Equity dividends paid	—	—	—	—	—	(146)	(146)
Share-based payments recognised	—	—	—	—	—	17	17
Deferred taxation on share-based payments	—	—	—	—	—	(1)	(1)
Cost of shares transferred to beneficiaries	—	—	—	12	—	(11)	1
Cancellation of treasury shares	(1)	—	1	85	—	(85)	—
Issue of ordinary share capital	1	24	—	—	—	—	25

At 29 June 2013	193	512	1	(718)	35	3,872	3,895

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Notes to the Condensed Consolidated Interim Financial Statements

1.	Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries. These Interim Financial Statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2013. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2013. The Group’s statutory financial statements for the year-ended 31 December 2013 have been delivered to the Registrar of Companies.

2.	Business segment information

The Group presents a number of measures to assist investors in their understanding of performance trends, collectively termed ‘Trading results’. For explanations of these measures, including trading profit, trading profit margin, EPSA and underlying growth, see Note 8.

Revenue by business segment for the three months and six months to 28 June 2014 was as follows:

3 Months	3 Months		6 Months	6 Months	Underlying growth
2013	2014		2014	2013	in revenue
$m	$m		$m	$m	%	%
					3 Months	6 Months
		Revenue by business segment
741	810	Advanced Surgical Devices	1,568	1,501	4	3
333	337	Advanced Wound Management	652	648	—	—

1,074	1,147		2,220	2,149	3	2

		Revenue by geographic market
455	494	United States	944	915	4	1
476	479	Other Established Markets	959	961	(3)	(1)
143	174	Emerging & International Markets	317	273	17	13

1,074	1,147		2,220	2,149	3	2

Other Established Markets comprises Australia, Canada, Europe, Japan and New Zealand. UK revenue for the six months was $133 million (2013: $140 million) and three months was $65 million (2013: $73 million).

2.	Business segment information (continued)

Underlying revenue growth reconciles to reported revenue growth by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact) (see Note 8).

	Underlying	Acquisitions	Currency	Reported
	growth	& disposals	impact	growth
	%	%	%	%
3 Months
Advanced Surgical Devices	4	4	1	9
Advanced Wound Management	—	—	1	1

	3	3	1	7

6 Months
Advanced Surgical Devices	3	1	—	4
Advanced Wound Management	—	—	1	1

	2	1	—	3

Trading profit by business segment for the three months and six months to 28 June 2014 was as follows:

3 Months	3 Months		6 Months	6 Months
2013	2014		2014	2013
$m	$m		$m	$m
		Trading profit by business segment
170	191	Advanced Surgical Devices	365	354
62	64	Advanced Wound Management	119	119

232	255		484	473

Total assets by business segment as at 28 June 2014 were as follows:

	28 June	31 Dec	29 June
	2014	2013	2013
	$m	$m	$m
Advanced Surgical Devices	5,666	3,684	3,418
Advanced Wound Management	1,852	1,848	1,792

Operating assets by business segment	7,518	5,532	5,210
Unallocated corporate assets	224	287	242

Total assets	7,742	5,819	5,452

Unallocated corporate assets consist of deferred tax assets, retirement benefit assets and cash at bank.

3.	Taxation

Of the $110 million (2013: $120 million) taxation charge for the six month period to 28 June 2014, a total of $97 million (2013: $99 million) relates to overseas taxation.

4.	Dividends

The 2013 final dividend totalling $152 million was paid on 7 May 2014. The interim dividend of 2014 of 11.0 US cents per ordinary share was declared by the Board on 31 July 2014. This dividend is payable on 11 November 2014 to shareholders whose names appear on the register at the close of business on 24 October 2014. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 24 October 2014. Shareholders may participate in the dividend re-investment plan and elections must be made by 24 October 2014.

5.	Acquisitions

On 29 May 2014, the Group acquired 100% of the shares of ArthroCare Corporation, an innovative medical device company with a highly complementary sports medicine portfolio. The purchase price was $48.25 per share, paid in cash with total consideration equalling $1,715 million.

The acquisition is deemed to be a business combination within the scope of IFRS 3 Business Combinations. The fair values shown below are provisional. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised. The provisional estimate of the goodwill arising on the acquisition is $798 million. It relates to the value of the additional economic benefits expected from the transaction, including synergies and the assembled workforce. The goodwill recognised is not expected to be deductible for tax purposes.

The following table summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

$m
Property, plant and equipment	60
Inventories	66
Trade receivables	54
Identifiable intangible assets	838
Investments in associates	4
Trade and other payables	(73)
Provisions	(16)
Current tax payable	(13)
Deferred tax liabilities	(172)

Net assets	748
Goodwill	798

Consideration (net of $169 million of cash acquired)	1,546

The Group incurred acquisition related costs of $21 million relating to professional and advisor fees. These costs have been recognised in administrative expenses in the income statement.

ArthroCare Corporation reported revenue and profit after tax of $96 million and $6 million respectively for the three month period to 31 March 2014. The revenue and profit after tax from ArthroCare’s operations for the three month period to 28 June 2014 is estimated to be materially consistent with its reported results for the three month period to 31 March 2014. Given the timing of the acquisition, ArthroCare’s contribution to Group revenue for the three month period to 28 June 2014 was $31 million, reflecting approximately one month of sales. As a result, ArthroCare’s contribution to the Group’s attributable profit for the three month period to 28 June 2014 was immaterial.

5.	Acquisitions (continued)

As disclosed in the Q1 2014 Interim Financial Statements, on 17 March 2014 the Group acquired certain assets and liabilities related to the distribution business for its sports medicine, orthopaedic reconstruction, and trauma products in Brazil. The acquisition is deemed to be a business combination within the scope of IFRS 3. The acquisition date fair value of the consideration was $31 million and included deferred consideration of $26 million and $5 million in relation to the settlement of working capital commitments. The deferred consideration was subsequently settled during the quarter.

As at the acquisition date, the estimated value of the net assets acquired was $18 million, which included trade and other receivables of $10 million, identifiable intangible assets of $16 million, inventory of $4 million, property, plant and equipment of $2 million, trade payables of $1 million, provisions of $9 million and deferred tax liabilities of $4 million. As a result, the provisional estimate of goodwill arising on the acquisition was $13 million. This is attributable to the additional economic benefits expected from the acquisition, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill is not expected to be deductible for tax purposes.

The recognised amounts of assets acquired and liabilities assumed have been determined on a provisional basis. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The contribution to revenue and attributable profit from this acquisition for the three month period to 28 June 2014 was immaterial. If the acquisition had occurred at the beginning of the year its contribution to revenue and attributable profit for the six month period to 28 June 2014 would have also been immaterial.

6.	Net debt

Net debt as at 28 June 2014 comprises:

	28 June	29 June
	2014	2013
	$m	$m
Cash at bank	140	101
Long term borrowings	(1,986)	(335)
Bank overdrafts and loans due within one year	(65)	(46)
Net currency swap liabilities	—	(1)

	(1,911)	(281)

The movements in the period were as follows:
Opening net debt as at 1 January	(253)	(288)
Cash flow before financing activities	(1,500)	213
Proceeds from issue of ordinary share capital	24	25
Proceeds from own shares	—	1
Purchase of own shares	(31)	(80)
Equity dividends paid	(152)	(146)
Exchange adjustments	1	(6)

	(1,911)	(281)

During the six month period to 28 June 2014, the Group refinanced its principal banking facilities. The Group has signed a new five-year committed $1 billion multi-currency revolving credit facility with a maturity date of March 2019. In addition, the $1.4 billion committed term loan facility that was established in February 2014 has been syndicated to the Group’s relationship banks. The maturity date of February 2016 remains unchanged. The Group has drawn down its $1.4 billion committed term loan facility to fund the acquisition of ArthroCare.

During the six month period to 28 June 2014, the Group also received the entire proceeds of the $325 million private placement debt agreement signed in December 2013. The funds have a weighted average fixed rate of 3.7% and a maturity of seven to twelve years.

7.	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	28 June	31 Dec	28 June	31 Dec	Fair
	2014	2013	2014	2013	value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	16	28	16	28	Level 2
Investments	2	2	2	2	Level 3
Currency swaps	—	1	—	1	Level 2

	18	31	18	31

Financial liabilities at fair value
Contingent consideration	32	21	32	21	Level 3
Forward foreign exchange contracts	15	20	15	20	Level 2

	47	41	47	41

Financial assets not measured at fair value
Trade and other receivables	1,191	1,085	1,191	1,085
Cash at bank	140	137	140	137

	1,331	1,222	1,331	1,222

Financial liabilities not measured at fair value
Bank overdrafts	8	11	8	11
Bank loans	1,705	366	1,705	366
Private placement debt	325	—	325	—
Finance lease liabilities	13	14	13	14
Trade and other payables	782	751	782	751

	2,833	1,142	2,833	1,142

The carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value.

There has been no change in the classification of financial assets and liabilities, the methods and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the annual report for the year ended 31 December 2013.

8.	Definitions of and reconciliation to measures included within ‘Trading results’

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, EPSA and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results on both a business segment and a consolidated Group basis.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between the current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate, with the increase/decrease being measured by translating current and prior year revenue into US Dollars using the prior year closing rate.

Trading profit & trading profit margin

Trading profit is a trend measure, which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; restructuring events; acquisition and integration costs; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded from operating profit when arriving at trading profit.

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures, which present the growth trend in the long-term profitability of the Group. Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of material business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (‘EPS’).

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the three months to 28 June 2014

	Trading results 2014 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Reported results 2014 $m
Revenue	1,147	—	—	—	—	1,147
Cost of goods sold	(272)	(14)	(2)	—	—	(288)

Gross profit	875	(14)	(2)	—	—	859
Selling, general and administration expenses	(556)	(39)	(11)	(30)	(25)	(661)
Research and development	(64)	—	—	—	—	(64)

Trading/operating profit	255	(53)	(13)	(30)	(25)	134
Trading/operating profit margin	22.3%					11.7%

Interest receivable	4	—	—	—	—	4
Interest payable	(6)	(2)	—	—	—	(8)
Other finance costs	(2)	—	—	—	—	(2)

Profit before taxation	251	(55)	(13)	(30)	(25)	128
Taxation	(69)	10	3	8	9	(39)

Adjusted attributable/attributable profit	182	(45)	(10)	(22)	(16)	89

EPSA/EPS	20.4 ¢	(5.0 ¢)	(1.1 ¢)	(2.5 ¢)	(1.8 ¢)	10.0 ¢
Weighted average number of shares (millions)	894					894

For the three months to 29 June 2013
	Trading results 2013 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Reported results 2013 $m
Revenue	1,074	—	—	—	—	1,074
Cost of goods sold	(272)	(1)	(5)	—	—	(278)

Gross profit	802	(1)	(5)	—	—	796
Selling, general and administration expenses	(512)	(4)	(12)	(22)	—	(550)
Research and development	(58)	—	—	—	—	(58)

Trading/operating profit	232	(5)	(17)	(22)	—	188
Trading/operating profit margin	21.6%					17.5%

Interest receivable	4	—	—	—	—	4
Interest payable	(3)	—	—	—	—	(3)
Other finance costs	(2)	—	—	—	—	(2)
Share of profit from associates	1	—	—	—	—	1

Profit before taxation	232	(5)	(17)	(22)	—	188
Taxation	(69)	—	4	6	—	(59)

Adjusted attributable/attributable profit	163	(5)	(13)	(16)	—	129

EPSA/EPS	18.0 ¢	(0.5 ¢)	(1.4 ¢)	(1.8 ¢)	—	14.3 ¢
Weighted average number of shares (millions)	905					905

Acquisition related costs: For the three month period to 28 June 2014, these costs primarily relate to transaction and integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets. In addition, trading results eliminate the short-term increase in cost of goods sold from recognising acquired inventory at fair value rather than standard cost. For the three month period to 29 June 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the three month period to 28 June 2014, these costs primarily relate to the Group optimisation programme that was announced in May 2014. For the three month period to 29 June 2013 these costs primarily relate to the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Legal and other: At the end of Q2 2014, the Group announced a distribution hold on RENASYS in the US pending new regulatory approvals. As a result, a provision of $25 million has been recorded in relation to the likely obligation incurred as at the balance sheet date.

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the six months to 28 June 2014

	Trading results 2014 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m		Reported results 2014 $m
Revenue	2,220	—	—	—	—		2,220
Cost of goods sold	(538)	(14)	(4)	—	—		(556)

Gross profit	1,682	(14)	(4)	—	—		1,664
Selling, general and administration expenses	(1,078)	(44)	(15)	(54)	10		(1,181)
Research and development	(120)	—	—	—	—		(120)

Trading/operating profit	484	(58)	(19)	(54)	10		363
Trading/operating profit margin	21.8%						16.4%

Interest receivable	7	—	—	—	—		7
Interest payable	(11)	(3)	—	—	—		(14)
Other finance costs	(5)	—	—	—	—		(5)
Share of loss from associates	(2)	—	—	—	—		(2)

Profit before taxation	473	(61)	(19)	(54)	10		349
Taxation	(133)	9	4	14	(4)		(110)

Adjusted attributable/attributable profit	340	(52)	(15)	(40)	6		239

EPSA/EPS	38.1 ¢	(5.8 ¢)	(1.7 ¢)	(4.5 ¢)	0.7	¢	26.8 ¢
Weighted average number of shares (millions)	893						893

For the six months to 29 June 2013
	Trading results 2013 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m		Reported results 2013 $m
Revenue	2,149	—	—	—	—		2,149
Cost of goods sold	(539)	(2)	(6)	—	—		(547)

Gross profit	1,610	(2)	(6)	—	—		1,602
Selling, general and administration expenses	(1,027)	(8)	(19)	(43)	—		(1,097)
Research and development	(110)	—	—	—	—		(110)

Trading/operating profit	473	(10)	(25)	(43)	—		395
Trading/operating profit margin	22.0%						18.4%

Interest receivable	7	—	—	—	—		7
Interest payable	(5)	—	—	—	—		(5)
Other finance costs	(4)	—	—	—	—		(4)
Share of loss from associates	(1)	—	—	—	—		(1)

Profit before taxation	470	(10)	(25)	(43)	—		392
Taxation	(140)	2	6	12	—		(120)

Adjusted attributable/attributable profit	330	(8)	(19)	(31)	—		272

EPSA/EPS	36.5 ¢	(0.9 ¢)	(2.1 ¢)	(3.4 ¢)	—		30.1 ¢
Weighted average number of shares (millions)	905						905

Acquisition related costs: For the six month period to 28 June 2014, these costs primarily relate to transaction and integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets. In addition, trading results eliminate the short-term increase in cost of goods sold from recognising acquired inventory at fair value rather than standard cost. For the six month period to 29 June 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the six month period to 28 June 2014, these costs relate to the Group optimisation programme that was announced in May 2014 and the structural and efficiency programme announced in August 2011. For the six month period to 29 June 2013 these costs primarily relate to the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Legal and other: At the end of Q2 2014, the Group announced a distribution hold on RENASYS in the US pending new regulatory approvals. As a result, a provision of $25 million has been recorded in relation to the likely obligation incurred as at the balance sheet date. On 7 February 2014 the Group announced its intention to close the US Pension Plan with effect from 31 March 2014. As a result, a gain of $35 million was recognised during the six month period to 28 June 2014, which represents a past service cost adjustment arising from the closure.

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge this set of condensed consolidated interim financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R of the Disclosure and Transparency Rules. The Board of Directors of Smith & Nephew plc are as listed in the Smith & Nephew plc 2013 Annual Report except that, as announced in the Annual Report, Sir John Buchanan and Richard De Schutter retired from the Board following the Annual General Meeting on 10 April 2014 and Pam Kirby has retired from the Board today.

By order of the Board:

Olivier Bohuon	Chief Executive Officer	31 July 2014
Julie Brown	Chief Financial Officer	31 July 2014

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three and six months ended 28 June 2014 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 8. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three and six months ended 28 June 2014 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP

London

31 July 2014